14 March 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director’s interests

Reed Elsevier received notification today that the following options were granted to directors of Reed Elsevier PLC and Reed Elsevier NV on 13 March 2006, under the Reed Elsevier Group plc Share Option Scheme.

	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV options
	options granted at	granted at €11.47	Exercisable
Director	530.50p per share	per share	between
G J A van de Aast	127,662	85,775	2009 – 2016

M H Armour	158,836	106,720	2009 – 2016

Sir Crispin Davis	305,824	205,480	2009 – 2016

E Engstrom	178,895	120,198	2009 – 2016

A Prozes	182,303	122,487	2009 – 2016

P Tierney	175,488	117,908	2009 – 2016

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 6% per annum compound growth in adjusted EPS expressed at constant exchange rates, during the three years following the grant. There is no re-testing of the three year EPS performance period.